SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2

 (Amendment No.____)1

Nathaniel Energy Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

632344 10 7

(CUSIP Number)

_____     December 29, 2005     ______

(Date of Event Which Requires Filing of this Statement)

Check appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)

[X]	Rule 13d-1(c)

[ ]	Rule 13d-1(d)

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CUSIP NO. 75884M104

1		NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Corey Morrison
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 9,067,223
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 9,067,223
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,067,223
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.99%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

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Item 1(a).	Name of Issuer:

Nathaniel Energy Corporation

Item 1(b).	Address of Issuer's Principal Executive Offices:

8001 South InterPort Boulevard, Suite 260

Englewood, Colorado 80112

Item 2(a).	Name of Person Filing:

Corey Morrison

Item 2(b).	Address of Principal Business Office or, if none, Residence:

26 Railroad Avenue

Babylon, New York 11702

Item 2(c).	Citizenship:

United States of America

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

632344 10 7

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable

Item 4.	Ownership:

Item 4(a).	Amount Beneficially Owned:

As of December 29, 2005, Corey Morrison beneficially owned 9,067,223 shares of Common Stock of Nathaniel Energy Corporation (the “Issuer”), over which he has sole voting power and sole dispositive power, which amount includes (i) 550 shares held by Mr. Morrison; (ii) 1,586,000 shares held by Strong Wilken, Inc., a corporation solely owned by Mr. Morrison; (iii) 4,200,000 shares held by Como Group, LLC, a limited liability company solely owned by Mr. Morrison; and (iv) 3,280,673 shares held by Werbler Townsend, LLC, a limited liability company solely owned by Mr. Morrison.

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(a).	Percent of Class:

9.99% beneficially owned by Mr. Morrison.  Calculation of percentage of beneficial ownership is based on 90,698,263 shares of the Issuer’s Common Stock outstanding on November 18, 2005 as reported by the Issuer in its Quarterly Report filed on Form 10-Q for the period ended September 30, 2005.

(b).	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 9,067,223

(ii)	Shared power to vote or to direct the vote: None

(iii)	Sole power to dispose or to direct the disposition of: 9,067,223

(iv)	Shared power to dispose or to direct the disposition of: None

Items 5–9:	Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Corey Morrision

___________________________

    Corey Morrision

Date: February 15, 2006

Footnotes

1     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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